Exhibit I

             Teekay Awarded Three Long-Term LNG Contracts

    NASSAU, Bahamas--(BUSINESS WIRE)--July 1, 2004--Teekay Shipping Corporation ("Teekay" or "the Company") (NYSE:TK) announced today that it has been awarded contracts to charter three 151,700 m3 liquefied natural gas ("LNG") carriers to Ras Laffan Liquefied Natural Gas Co. Limited (II) ("RasGas II"), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas II at fixed rates, with inflation adjustments, for a period of 20 years (with options to extend up to 35 years), commencing in late 2006 and early 2007.
    In connection with these charter contracts, Teekay has entered into agreements with Daewoo Shipbuilding & Marine Engineering Co. Ltd. to construct three LNG carriers, representing a total contract price of approximately $510 million. The charter contracts are expected to generate approximately $55 million in annualized cash flow from vessel operations. Qatar Gas Transport Company is expected to acquire a 30% interest in the vessels as permitted under the tender documents.
    "We are delighted to have been selected as a provider of LNG shipping services in Qatar, which is expected to become the largest exporter of LNG in the world within the next few years," commented David Glendinning, President of Teekay's Gas division. "The profitability of this transaction has been enhanced through an 'en bloc' order for all three vessels from one shipyard combined with an attractively priced, long-term fixed-rate loan facility that was locked in at interest rates below current levels." Mr. Glendinning continued, "The RasGas II contracts are an excellent example of building on the strategic LNG platform that Teekay acquired with the Tapias transaction earlier this year. In addition, this new association with Qatar Petroleum provides a base from which to pursue future profitable growth in Qatar."

    About Teekay

    Teekay Shipping Corporation transports more than 10 percent of the world's sea-borne oil and is also expanding its position in the rapidly growing liquefied natural gas shipping sector. With a fleet of over 160 tankers, offices in 14 countries and more than 5,000 seagoing and shore-based employees, the Company provides a uniquely-wide range of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position in the global energy industry as the premier marine midstream company.
    Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

    About Ras Laffan Liquefied Natural Gas Co. Limited (II)

    RasGas II is a Qatari joint venture company between Qatar Petroleum and ExxonMobil RasGas Inc., a wholly owned subsidiary of ExxonMobil Corporation. RasGas II was established for the purpose of expanding existing LNG production facilities owned by its affiliate Ras Laffan Liquefied Natural Gas Company Limited. RasGas II's goal is to have the capacity to produce a total of approximately 9.4 million tonnes of LNG each year from its Train 3 and Train 4 facilities by September 30, 2005.

    Description of Non-GAAP Financial Measures

    Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is included because some investors use this data to measure a company's financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. Expected cash flow from vessel operations detailed in this release, has been reconciled to financial measures defined by accounting principles generally accepted in the United States:
-0-
*T
Projection (in $000s)
--------------------------------------------------------
Income from vessel operations                     38,500
Add: depreciation and amortization                16,500
--------------------------------------------------------
Cash flow from vessel operations                  55,000
--------------------------------------------------------
*T

    Forward Looking Statements

    This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the impact of the LNG contracts on Teekay's earnings and future cash flow from vessel operations; newbuilding delivery dates; the potential of Qatar's LNG exporting capability and of future growth in LNG shipping in Qatar; RasGas II's future LNG production capacity; and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for LNG, either generally or in particular regions; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; and other factors discussed in Teekay's Report on Form 20-F for the fiscal year ended December 31, 2003 which is on file with the SEC.


    CONTACT: Teekay Shipping Corporation, Nassau
             Scott Gayton, 604-844-6654 (Investor Relations) or
             Kirsten Douglas, 604-844-6615 (Media)
             Website: www.teekay.com